

10013335

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to _________

COMMISSION FILE NUMBER 8-16267

A. Full title of the plan: UBS Financial Services Inc. 401(k) Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

UBS FINANCIAL SERVICES INC. 401(K) PLUS PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INC. 401(K) PLUS PLAN
Financial Statements
and Supplemental Schedule
December 31, 2009 and 2008

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Mitchell & Titus

■ Mitchell & Titus LLP
One Battery Park Plaza
New York, New York 10004

■ Tel: +1 212 709 4500
Fax: +1 212 709 4680
www.mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Benefits Administration Committee of the
UBS Financial Services Inc. 401(k) Plus Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Mitchell & Titus, LLP

June 28, 2010

UBS FINANCIAL SERVICES INC. 401(K) PLUS PLAN

Statements of Net Assets Available for Benefits

	December 31	
	2009	2008
ASSETS		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	$ 1,834,688,303	$ 1,585,555,464
Participant loans	24,108,351	26,799,454
Contributions Receivable:		
Participants	1,220,577	-
Rollovers	360,238	-
Company, net	78,941,821	95,547,162
Total assets	1,939,319,290	1,707,902,080
LIABILITIES		
Accrued expenses	741,354	1,554,969
Net assets reflecting investments at fair value	1,938,577,936	1,706,347,111
Adjustment from fair value to contract value for fully benefit responsive investment contracts	17,257,067	27,509,697
Net assets available for benefits	$ 1,955,835,003	$ 1,733,856,808

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INC. 401(K) PLUS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2009	**2008**
ADDITIONS TO NET ASSETS		
Investment income from UBS Financial Services Inc. Master Investment Trust:		
Interest income	$ 4,982,592	$ 15,508,139
Dividends from UBS Company Stock Fund	-	17,509,829
Capital gain distributions and other dividends	28,040,069	23,288,110
Total investment income	33,022,662	56,306,078
Net appreciation (depreciation) in the fair value of investments in UBS Financial Services Inc. Master Investment Trust	293,787,171	(978,385,325)
Contributions:		
Participants	131,065,402	153,793,097
Rollovers	7,158,886	7,649,818
Company, net	78,941,821	95,547,162
Total contributions	217,166,109	256,990,077
	543,975,942	(665,089,170)
DEDUCTIONS FROM NET ASSETS		
Distributions to participants	263,675,799	168,870,395
Rollovers	62,723,352	86,323,332
Administrative expenses	5,371,671	4,128,004
Total deductions from net assets before net transfers	331,770,822	259,321,731
NET TRANSFERS	9,773,075	258,916
Net increase (decrease) in net assets available for benefits	221,978,195	(924,151,985)
Net assets available for benefits:		
Beginning of year	1,733,856,808	2,658,008,793
End of year	$ 1,955,835,003	$ 1,733,856,808

The accompanying notes are an integral part of these financial statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Inc. 401(k) Plus Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers substantially all employees of UBS Financial Services Inc. (the "Company"), and any of its subsidiaries or affiliates which have adopted the Plan. The Company is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan became effective October 1, 1979, and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. At December 31, 2009 and 2008, there were 21,792 and 23,342 Plan participants, respectively.

The Plan's assets are invested in a master trust, which in turn invests in mutual funds, commingled funds, separately-managed accounts, venture capital and partnerships, guaranteed investment contracts ("GICs"), and the UBS Company Stock Fund (the "UBS Stock Fund").

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust") was established on January 1, 2000 for the Plan and the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan ("PRSP"). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the PRSP and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the "Trustee"). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of the Plan/PRSP (combined) and the Pension Plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, Roth 401(k) contributions, "after-tax contributions," which do not reduce a participant's taxable compensation and "rollovers," which are transfers from other qualified retirement plans.

For each plan year, a participant may contribute up to 100% of their eligible compensation on a pre-tax, after-tax, Roth 401(k) or combination basis. The dollar amount of a participant's contributions cannot exceed certain Plan and Internal Revenue Service ("IRS") limits. Eligible compensation is defined as W-2 earnings (subject to certain adjustments), not to exceed $245,000 and $230,000 for 2009 and 2008, respectively, as adjusted by the IRS. Pre-tax contributions and Roth 401(k) combined were limited by the IRS to $16,500 and $15,500 for 2009 and 2008. As a result of the Economic Growth and Tax Relief Reconciliation Act, participants who attained age 50 on or before December 31, 2009 are limited to pre-tax contributions and Roth 401(k) contributions combined of $22,000 and $20,500 for 2009 and 2008, respectively. These limits will be subject to change in future years to be consistent with IRS limits.

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another tax qualified plan such as qualified retirement plans, individual retirement accounts or annuities, eligible government retirement plans or certain annuity contracts. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Federal income tax purposes.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Company Contributions

Each year, the Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax, Roth 401(k) and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000. Company match contributions and earnings are invested according to the participant's investment elections in effect for Company contributions which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for Company Contributions which can be different or similar to their pre-tax, Roth 401(k), and after-tax contributions. If a participant's investment election was not in place, the default investment was the target year Lifecycle funds as of February 1, 2008 or the UBS Stable Value Fund for January 2008 and prior.

The Qualified Deferred Payment ("QDP") feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. QDP contributions and earnings are invested according to the participant's investment elections in effect for Company Contributions which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

415 Limitation

Under Section 415 of the Internal Revenue Code (the "Code"), the annual additions to a participant's account under the Plan (plus annual additions to any other qualified defined contribution plan in which they participate), may not exceed the lesser of $49,000 or 100% of covered compensation for 2009 and $46,000 or 100% of covered compensation for 2008. To meet this limitation the Plan may be required to refund after-tax, Roth 401(k), pre-tax or Company contributions, in that order, that had previously been made.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Limitation on Contributions for Highly-Compensated Employees ("HCEs")

Sections 401(k) and 401(m) of the Code limit the amount of pre-tax, Roth 401(k), after-tax and Company contributions that can be made to the Plan for HCEs. After-tax contributions are limited to $10,440 for HCEs and $18,000 for non-HCEs. After-tax contributions may be considered in determining the Company's matching contribution.

As a result of these limitations, the ability of an HCE to make pre-tax, Roth 401(k) or after-tax contributions may be restricted. To meet these limitations, the Plan may be required to refund pre-tax, Roth 401(k) or after-tax contributions that had previously been made by the HCE.

Investment Options

Participants can select from approximately 90 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. The three tiers as described in the Plan's Investment Guide are as follows:

1. The Lifecycle Tier is comprised of six target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Investment Options *(continued)*

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management (US) Inc. ("UBS GAM"). This tier is intended for participants who want flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options. The Plan's Investment Committee monitors the performance of the fund families within the tier on an annual basis but does not monitor the performance of each fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, a direct, wholly owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the Mutual Fund Window Tier and the UBS Select Money Market Fund offered in the Core Tier. These fees were paid by the participants.

The S&P 500 Index Fund offered in the Core Tier was managed and administered by UBS Fiduciary Trust Company, which was a direct, wholly owned subsidiary of UBS Americas. UBS sold its interest in UBS Fiduciary Trust Company in October 2008 to Wilmington Trust Company. UBS Fiduciary Trust earns management fees from the S&P 500 Index Fund. These fees are paid by the Company and they amounted to $39,922 and $45,496 for 2009 and 2008, respectively.

Additionally, Dwight Asset Management, a qualified professional asset manager, independently selected UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund, a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Stable Value Fund including that portion of the fees related to assets managed by UBS GAM.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Accounts

Under the Plan, each participant has two accounts—their Employee Account and their Company Account. The two accounts are managed by the employee as a single account. Only one asset allocation can be selected and is applicable for both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of the Company's contributions from the Company match, the Company retirement contribution and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled or upon death.

Forfeited balances of terminated participants' unvested Company Accounts are used to reduce the Company's contributions to the Plan. Forfeited balances as of December 31, 2009 and 2008 of $2,531,736 and $1,658,990 were applied to Company contributions made in the following plan year.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions, Roth 401(k) or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of participant's vested account balance or $50,000, reduced by the participant's highest outstanding loan balance over the previous 12 months. Interest rates were 2.62% - 12.50% as of December 31, 2009 and 6.00% - 9.25% as of December 31, 2008. Repayment period for the loans depends on the type of loan. Short-term non-hardship loans and short-term hardship loans may be repaid over a period of one to five years while the repayment period for primary residence loans is 10 to 20 years. Roth 401(k) contributions are not loanable amounts.

Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

Plan Termination

While the Company has not expressed any intent to terminate the plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Reclassifications

Certain prior-year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

On June 30, 2009 the Financial Accounting Standards Board ("FASB") released SFAS No. 168, *The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP").* The ASC is now the single source of authoritative U.S. GAAP recognized by the FASB, replacing all previous U. S. GAAP. The ASC does not change U.S. GAAP, however it significantly changes the way in which the accounting literature is organized. The statement is effective for the Plan's financial statements as of December 31, 2009. The adoption of SFAS 168 did not have a material impact on the Plan's financial statements.

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events,* which was codified into ASC 855, *Subsequent Events,* to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In September 2009, the FASB issued Accounting Standards Update 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements*. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs ("Level 3 Reconciliation"). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. This guidance is effective for the Plan's financial statements on January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 Reconciliation, which will be effective for the Plan's financials on January 1, 2011. The Plan is evaluating the possible effect of this standard on the Plan's financial statements.

In February 2010, the FASB issued ASU 2010-09, *Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements*. This ASU provides amendments to Subtopic 855-10, Subsequent Events – Overall, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance eliminates the requirement to disclose the date through which a registered company has evaluated subsequent events.

Payments of Benefits

Benefits to participants are recorded when paid.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Administrative Expenses

The Plan's administrative expenses are paid by the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan's investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

The Plan invests in synthetic investment contracts. These investment contracts are recorded at fair value (see Note 5); however, since the contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE 3 COMPANY CONTRIBUTIONS

The Company's contributions to the Plan are as follows:

	Year Ended December 31 2009	2008
Company match	$ 34,392,505	$ 40,294,261
Company retirement contribution	41,521,052	47,359,391
QDP	5,560,000	9,552,500
Forfeitures	(2,531,736)	(1,658,990)
Net company contributions	$ 78,941,821	$ 95,547,162

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for each Plan year is made by the following September.

NOTE 4 MASTER TRUST

The Master Trust holds the investments of the Plan, PRSP and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and PRSP/combined. (See Note 5 for a schedule of investments.)

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2009	2008
Plan and PRSP		
Net realized and unrealized appreciation(depreciation) of investments:		
UBS Stock Fund	$ (22,258,761)	$ (393,884,936)
Other investments	320,859,305	(603,546,043)
	298,600,544	(997,430,979)
Interest and dividend income	33,344,812	57,056,920
Total Plan and PRSP investment income (loss)	331,945,356	(940,374,059)
Pension Plan		
Net realized and unrealized appreciation(depreciation) of investments:		
Other investments	69,881,682	(154,521,489)
Interest and dividend income	10,002,629	10,291,513
Total Pension Plan investment income (loss)	79,884,311	(144,229,976)
Master Trust investment income (loss)	$ 411,829,667	$ (1,084,604,035)

NOTE 5 FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3: Unobservable inputs for the financial instrument.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Equity securities: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded. The value of certain equity securities for which there is no active market are based on the unit price of shares held.

Mutual funds, commingled funds: Valued at the net asset value of shares held by the Plan at year end.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

Participant loans: Valued at amortized cost, which approximates fair value.

Short-term investment funds: Valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts: The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consisting of commingled investment funds that are valued based on the net asset values of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee less contract fee submitted with market re-bid multiplied by the contract book value, discounted using duration equivalent swap rate.

Venture Capital and Partnerships: Valued at fair value using methods determined in good faith by General Partners of the funds.

Government Securities, Corporate Debt Obligations, and Municipal Securities: Valued based on yields currently available on comparable securities of issues with similar credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

At December 31, 2009, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unoverservable Inputs (Level 3)	Total
Plan and PRSP				
Mutual Funds:				
United States	$ 695,497,612	$ 179,056,439	$ -	$ 874,554,051
International Regions	274,216,417	-	-	274,216,417
Total Mutual Funds	969,714,029	179,056,439	-	1,148,770,468
Guaranteed Investment Contracts	-	202,008,021	-	202,008,021
UBS Stock Fund	219,612,232	-	-	219,612,232
Short-term Investments	167,238,647	-	-	167,238,647
Equity Securities:				
United States	109,189,301	-	-	109,189,301
Europe	1,678,568	-	-	1,678,568
Total Equity Securities	110,867,869	-	-	110,867,869
Other Fixed Income	14,768,643	-	-	14,768,643
Total Plan and PRSP investments, at fair value	$ 1,482,201,420	$ 381,064,460	$ -	1,863,265,880
Adjustment from fair value to contract value for fully benefit responsive investment contract				17,502,096
				1,880,767,976
Payable for securities purchased				(48,479)
Receivable for securities sold				325,344
Investment income receivable				413,404
Total Plan and PRSP net assets				$ 1,881,458,245

The Plan and PRSP percentage interest in the above asset category is 98.43% and 1.57%, respectively. Each Plan's percentage interest in the underlying assets may vary since investments are participant directed.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unoberservable Inputs (Level 3)	Total
Pension Plan				
Mutual Funds:				
United States	$ 27,093,147	$ 152,443,111	$ -	$ 179,536,258
International Region	36,789,523	35,607,179	-	72,396,702
Total Mutual Funds	63,882,670	188,050,290	-	251,932,960
Short-term Investments	118,677,918	770,003	-	119,447,921
United States Equity Securities	-	60,513,884	-	60,513,884
Corporate Debt Securities	-	190,336,864	4,344,633	194,681,497
Government Securities:				
United States	-	70,474,531	-	70,474,531
Europe	-	2,329,672	-	2,329,672
Total Government Securities	-	72,804,203	-	72,804,203
Venture Capital and Partnerships	-	-	3,927,302	3,927,302
Asset-Backed Securities	-	1,296,886	-	1,296,886
Total Pension Plan investments, at fair value	$ 182,560,588	$ 513,772,130	$ 8,271,935	$ 704,604,653
Payable for securities purchased				(4,746,697)
Receivable for securities sold				4,760,539
Investment income receivable				2,139,284
Total Pension Plan net assets				$ 706,757,779
Master Trust				
Total Master Trust investments, at fair value	$ 1,664,762,008	$ 894,836,590	$ 8,271,935	$ 2,567,870,533
Adjustment from fair value to contract value for fully benefit responsive investment contract				17,502,096
Receivable (Payable) for securities sold and purchased (net) and investment income				2,843,395
Master Trust Net Assets				$ 2,588,216,024

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

The following table sets forth by level, within the fair value hierarchy, the Plan's non-Master Trust assets at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Participant loans	$ -	$ -	$ 24,108,351	$ 24,108,351

At December 31, 2008, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Mutual Funds	$ 1,032,434,552	$ 87,518,398	$ -	$ 1,119,952,950
Short-term Investments	300,151,867	8,123,290	-	308,275,157
Guaranteed Investment Contracts	-	218,259,077	-	218,259,077
UBS Stock Fund	213,364,594	-	-	213,364,594
Equity Securities	74,729,564	47,865,652	17,000	122,612,216
Government Securities	-	96,661,200	-	96,661,200
Corporate Debt Obligations	-	82,441,443	4,607,988	87,049,431
Other Fixed Income	8,355,390	-	-	8,355,390
Venture Capital and Partnerships	-	-	4,664,446	4,664,446
Asset Backed Securities	-	1,667,734	239,869	1,907,603
Total net investments, at fair value	$ 1,629,035,967	$ 542,536,794	$ 9,529,303	$ 2,181,102,064
Payable for securities purchased				(13,685,605)
Receivable for securities sold				14,860,756
Investment income receivable				2,528,572
Total net investments, at fair value				2,184,805,787
Adjustment from fair value to contract value for fully benefit responsive investment contract				27,900,302
Total net assets				$ 2,212,706,089

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

The Plan and PRSP percentage interest in the above asset category is 98.60% and 1.40%, respectively. Each Plan's percentage interest in the underlying assets may vary since investments are participant directed.

The following table sets forth by level, within the fair value hierarchy, the Plan's non-Master Trust assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Participant loans	$ -	$ -	$ 26,799,454	$ 26,799,454

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Equity Securities	**Corporate Debt Obligations**	**Venture Capital and Partnerships**	**Asset-Backed Securities**	**Total Master Trust Level 3 Investments**	**Participant Loans**
Beginning Balance as of January 1, 2008	$ -	$ 3,424,416	$ 5,294,356	$ -	$ 8,718,772	$ 27,336,826
Gains/Losses Realized/Unrealized	-	(1,306,840)	-	(7,631)	(1,314,471)	-
Purchases,Issuances, Settlements	17,000	2,490,412	(629,910)	247,500	2,125,002	(537,372)
Ending Balance as of December 31, 2008	17,000	4,607,988	4,664,446	239,869	9,529,303	26,799,454
Gains/Losses Realized/Unrealized	(30,417)	508,798	-	83,480	561,861	-
Purchases,Issuances, Settlements	13,417	(772,153)	(737,144)	(323,349)	(1,819,229)	(2,691,103)
Ending Balance as of December 31, 2009	$ -	$ 4,344,633	$ 3,927,302	$ -	$ 8,271,935	$ 24,108,351

NOTE 6 INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Stable Value Portfolio (the "Fund") holds investments in synthetic GICs, commingled funds and cash and cash equivalents. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Contract value represents contributions to the Fund plus interest accrued less redemptions. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% percent. The interest rates for the years ended December 31, 2009 and 2008 ranged from 1.00% to 1.25% and 1.19% to 5.34%, respectively. Generally, interest rates reset monthly.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include all or some of the following: (i) amendments to the Plan documents or the Plan's administration, including reduction or elimination of employer matching contributions; (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or the Master trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the contract resulting from events at the direction of the Plan sponsor ("employer initiated event") such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, Fund, Trustee or Investment Manager, the merger of the Plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of the any communication to Plan participants designed to influence a participant not to invest in the Fund. Based on information provided by the investment manager, the Company does not believe that the occurrence of any such events that would limit the Plan's ability to transact at contract value with participants is probable.

These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

	December 31	
	2009	**2008**
Average yields:		
Based on actual earnings	3.18%	5.85%
Based on interest rate credited to participants	1.02%	1.21%

NOTE 7 RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 RELATED PARTY TRANSACTIONS

The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2009 and 2008, the Plan received $0 and $17,509,829 in common stock dividends from the Company.

NOTE 9 INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated March 20, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 10 NET TRANSFERS

During 2009, the net transfers consisted of the following:

a. 13 employees transferred from the Company to UBS Investment Bank ("UBS IB") and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $378,488 were transferred from the Plan to the UBS Savings Plan during 2009.

b. 77 employees transferred from UBS IB to the Company and consequently became covered under the Plan. Assets of $10,882,075 and outstanding loans of $125,782 were transferred from the UBS Savings Plan to the Plan during 2009.

NOTE 10 NET TRANSFERS *(continued)*

c. The Company sold certain branches to a third party. As a result of the transaction 17 employees were transferred out of the Plan. Assets of $726,408 and outstanding loans of $129,886 were transferred out of the Plan.

During 2008, the net transfers consisted of the following:

a. 45 employees transferred from the Company to UBS Investment Bank ("UBS IB") and consequently became covered under the UBS Savings and Investment Plan (the "UBS Savings Plan"). Assets of $2,468,838 and outstanding loans of $771 were transferred from the Plan to the UBS Savings Plan during 2008.

b. 37 employees transferred from UBS IB to the Company and consequently became covered under the Plan. Assets of $2,638,375 and outstanding loans of $90,150 were transferred from the UBS Savings Plan to the Plan during 2008.

NOTE 11 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to the Form 5500:

Net assets available for benefits per the financial statements	$ 1,955,835,003
Less: Benefits payable to participants	(3,315,431)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,257,067)
Net assets available for benefits per the Form 5500	$ 1,935,262,505

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to the Form 5500:

Benefits paid to participants per the financial statements	$ 263,675,799
Add: Rollovers	62,723,352
Add: Amounts allocated to withdrawing participants	3,315,431
Benefits paid to participants per the Form 5500	$ 329,714,582

NOTE 11 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 *(continued)*

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$ 543,975,942
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	17,257,067
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(27,509,697)
Total income per the Form 5500	$ 533,723,312

NOTE 12 SUBSEQUENT EVENTS

Effective February 1, 2010, a new investment line-up was introduced in the Plan. This included a new streamlined number of investment options in the Core Tier and a self-directed window product offered through Hewitt Financial Services, the Plan's recordkeeper.

UBS FINANCIAL SERVICES INC. 401(K) PLUS PLAN
EIN: 13-2638166
Plan # 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-20 years maturity at 2.62%-12.50% for 2009	$ 24,108,351

**Party-in-interest.*

Cost information is not required because investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Inc. 401(k) Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Inc. 401(k) Plus Plan



By: ______________________
Robert McCormick, Plan Administrator

Dated: June 28, 2010

Mitchell & Titus

Mitchell & Titus LLP
One Battery Park Plaza
New York, New York 10004

Tel: +1 212 709 4500
Fax: +1 212 709 4680
www.mitchelltitus.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-153056) pertaining to the UBS Financial Services Inc. 401(k) Plus Plan of UBS Financial Services Inc. of our report dated June 28, 2010, with respect to the financial statements and supplemental schedule of the UBS Financial Services Inc. 401(k) Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Mitchell & Titus, LLP

June 28, 2010

Mitchell & Titus LLP

www.mitchelltitus.com